53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com
FIRM / AFFILIATE OFFICES
Barcelona	Moscow
Beijing	Munich
Boston	New Jersey
Brussels	New York
Century City	Orange County
Chicago	Paris
Dubai	Riyadh
Düsseldorf	Rome
Frankfurt	San Diego
Hamburg	San Francisco
Hong Kong	Shanghai
Houston	Silicon Valley
London	Singapore
Los Angeles	Tokyo
Madrid	Washington, D.C.
Milan

September 13, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mara L. Ransom, Danilo Castelli, Lilyanna Peyser, Melissa Blume, Jennifer

Thompson

Re:          Camping World Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 29, 2016
File No. 333-211977

Ladies and Gentlemen:

On behalf of our client, Camping World Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially filed with the Commission on June 13, 2016, and amended by Amendment No. 1, which was filed with the Commission on July 29, 2016, and further amended by Amendment No. 2, which was filed with the Commission on August 29, 2016 (the “Amendment No. 2”).

Amendment No. 3 reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Marcus Lemonis, the Company’s Chief Executive Officer, dated September 9, 2016.  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.  For your convenience, we are also providing five copies of Amendment No. 3, marked to show changes against Amendment No. 2, in the traditional non-EDGAR format.

The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s responses.  Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 3. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

Basis of Presentation

Organization Structure, page ii

1.             We note your response to comment 2.  Please confirm that the certain other employees you refer to in the amended definition of “Former Profit Unit Holders” constitute employees other than executive officers and directors of your company.

Response: The Company respectfully advises the Staff that the certain other employees referred to in the amended definition of “Former Profit Unit Holders” in the Registration Statement constitute current and former employees other than current executive officers and directors of the Company. In response to the Staff’s comment, the Company has revised its disclosure on page ii accordingly.

CWGS LLC Agreement

Agreement in Effect Upon Consummation of this Offering

Common Unit Redemption Right, page 199

2.             Please disclose whether the Continuing Equity Owner’s redemption right may expire or lapse.  If not, please disclose that this right may continue in perpetuity.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 8, 14, 52, 53, 64, 85, 117, 199, 204 and 218 of Amendment No. 3 to disclose that the Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding.

CWGS Enterprises, LLC and Subsidiaries Financial Statements for the Year Ended December 31, 2015

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Contracts in Transit, page F-11

3.             We note your response to comment 15.  We note that prior to entering into a retail installment sales contract (RIC) with a third-party purchaser, you typically have a commitment from a third-party lender for the assignment of such RIC.  However, we also note that the assignment of the RIC is subject to final review, approval and verification of the RIC, related documentation and the information contained therein.  We have the following comments:

•              Given that each RIC is subject to a final review, approval and verification process by the third-party lender, it appears possible that you could assign a RIC that did not pass the final review, approval and verification process, resulting in a RIC for which you did not receive funding.  Please tell us how often this has happened and your basis in GAAP for appearing to recognize revenue and a receivable for the sale of an RV prior to completion of this final review process.  In doing so, explain in more detail how you concluded that collectability is reasonably assured at the point in time at which you assign the RIC to the lender as opposed to the point in time at which the lender completes the final review process.

•              Please tell us how many days typically lapse between your assignment of a RIC to the lender and completion of the lender’s final review process.  We note that your response to comment 36 from our letter dated July 13, 2016 states that RICs are typically funded within 10 days of the initial approval of the RIC by the lender; however, it is unclear to us whether the “initial approval” is the same thing as your assignment of a RIC to the lender, or if it is a different process, at what point the “initial approval” occurs.  To assist us in understanding your response, please tell us whether the RIC with each third-party purchaser is pre-approved by the lender on an individual basis before you assign the RIC to the lender, and if so, whether this is the “initial approval” referenced in your previous response.

Response: The Company respectfully advises the Staff that in response to the first bullet above, it has pre-determined approval and documentation criteria from third-party lenders for its customers that meet the third-party lender’s underwriting requirements and individual customers that meet the lender’s underwriting requirements are approved by the lender on an individual basis.

When the Company facilitates financing between a customer and third-party lender through the form of a retail installment sales contract (“RIC”), the third-party lender provides a commitment for the assignment and subsequent funding of such RIC, subject to documentation criteria set forth by such third-party lender.  Such documentation criteria is consistent with criteria commonly required for consumer loans, such as employment verification, income verification, identity verification, evidence of insurance, execution of application documents and such other items as may be required.  The Company ensures the third-party lender’s  documentation criteria are satisfied or obtained by the Company prior to execution and assignment of the RIC.

The third-party lender’s review, approval and verification process does not include further underwriting. Instead, the third-party lender’s process prior to funding includes review and verification that all documentation has been provided and all criteria have been satisfied.  To the extent all documentation has not been provided or all criteria have not been satisfied, the assignment is typically not declined, but instead the third-party lender will provide notice to the Company of the outstanding documentation to be provided or criteria to be satisfied. Such documentation may include, among others, a copy of the factory invoice showing the Company’s cost for the RV, a copy of the application for title and registration of the RV, or the customer’s proof of insurance for the RV.

Upon providing such documentation or satisfying such criteria, the third-party lender’s pre-funding review and verification is finalized.  The Company respectfully advises the Staff that it has not assigned a RIC for which funding did not occur as the result of a third-party lender’s failure to provide final approval for the RIC. Based on these facts and circumstances, upon the simultaneous sale of an RV to a customer, submission of the documentation criteria and assignment of the customer’s RIC to a third-party lender, the Company has determined that collectability is reasonably assured and revenue recognition criteria has been met.

In response to the second bullet above, the Company respectively advises the Staff that third-party lenders typically provide funding within three days after confirming the lending documentation criteria has been received or satisfied. Additionally, RICs are pre-approved by lenders on an individual basis, whereby pre-approval constitutes the “initial approval” referenced in the Company’s previous response.  RICs are typically funded within ten days following initial approval and assignment of the RIC to the third-party lender.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at (212) 906-1281 with any questions or further comments you have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:           (via email)

Marcus Lemonis, Chief Executive Officer, Camping World Holdings, Inc.

Brent Moody, Chief Operating and Legal Officer, Camping World Holdings, Inc.

Thomas Wolfe, Chief Financial Officer, Camping World Holdings, Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Alexander D. Lynch, Esq., Weil, Gotshal & Manges LLP

Faiza N. Rahman, Esq., Weil, Gotshal & Manges LLP